EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Registrant owned 100% of the outstanding stock of the following companies as of December 31, 2020, except as noted:

Name	State of Formation
Atlantic States Insurance Company	Pennsylvania
Southern Insurance Company of Virginia	Virginia
The Peninsula Insurance Company	Maryland
Peninsula Indemnity Company*	Maryland
Michigan Insurance Company	Michigan

*	Wholly owned by The Peninsula Insurance Company.